Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

May 26, 2004

To: All Applicable Commissions & Stock Exchanges	AMENDED

Dear Sirs:

Subject: PMI Ventures Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	69345E108
5.	Record Date for Notice	:	May 03, 2004
6.	Record Date for Voting	:	May 03, 2004
7.	Beneficial Ownership Determination Date	:	May 03, 2004
8.	Meeting Date	:	June 24, 2004
9.	Meeting Location	:	Vancouver
10.	Business	:	Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401